August 5, 2005
Mr. Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549

Re:	O’Charley’s Inc.
Form 10-K for the year ended December 26, 2004
File No. 000-18629
Filed March 28, 2005
Dear Mr. Fay:
      On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated July 5, 2005 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter. On July 6 the staff agreed to extend to August 5 the Company’s July 19 deadline for responding to the Comment Letter.
Form 10-K for the year ended December 26, 2004

     Item 7: Management’s Discussion and Analysis

     Liquidity and Capital Resources, page 28
1.	Please revise future filings to separately quantify your historical capital expenditures, as discussed on page 30, into growth capital expenditure and maintenance capital expenditure components. Provide us your intended disclosure.

RESPONSE: In future filings, the Company intends to separately quantify historical capital expenditures into new store capital expenditures and other capital expenditures. An example of our intended disclosure, using the Company’s fiscal year ended December 26, 2004 follows:

Net cash flows used by investing activities included capital expenditures incurred principally for building new restaurants, improvements to existing restaurants, new equipment and improvements at our commissary, and technological improvements at our home office. Excluding new restaurant equipment financed through capitalized lease

Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 5, 2005

obligations of $10.8 million in 2004, $20.0 million in 2003, and 8.7 million in 2002, capital expenditures were as follows:

($ in millions)	2004	2003	2002
New store capital expenditures	$37.7	$43.7	$54.9
Other capital expenditures	22.8	23.9	14.8

Total capital expenditures	$60.5	$67.6	$69.7
2.	We note that you have provided certain financial ratios as of the end of fiscal years 2004 and 2003. Please revise future filings to discuss these ratios in relation to the financial covenants of your credit facility. Highlight the amount of any “headroom” under these covenants.

Response: As part of its discussion of Liquidity and Capital Resources, the Company provides a table that includes the following four financial ratios as of the end of fiscal years 2004 and 2003: total debt to EBITDA; EBITDA to interest expense, net; total debt to total capitalization; and adjusted total debt to adjusted total capitalization. To the extent these ratios use non-GAAP financial measures, such measures are defined and reconciled to the most directly comparable GAAP financial measures in the footnotes to the table. These ratios are not provided to measure compliance with or “headroom” under the financial covenants contained in the Company’s Senior Secured Credit Agreement. Rather, these ratios have been included because management believes they provide useful information to our investors, in particular the holders of our senior subordinated notes due in 2013, regarding the creditworthiness and financial condition of the Company.

Item 8: Financial Statements Note 1 Summary of Significant Accounting Policies, page 45 O’Charley’s Inc., page 45

3.	Please explain why the accounts of the Louisiana joint venture franchisee are consolidated in your financial statements. It is not apparent from your disclosures why the Louisiana joint venture franchisee is being consolidated. In this regard, we note your statement on page 34 that the Louisiana joint venture is owned equally between you and the joint venture partner. The usual condition for consolidation is the ownership of a majority voting interest. For guidance, refer to FAS 94.

In addition, please tell us how you have evaluated the Louisiana joint venture as a variable interest entity under consolidation criteria specified in FIN 46.

Response: As of December 26, 2004, there was one O’Charley’s restaurant located in Lafayette, Louisiana operated by a franchisee that is a joint venture in which the Company has a 50% equity interest. As noted on page 34 of the Company’s Form 10-K, the Company’s joint venture partner has made a capital contribution of $0.5 million, and

Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 5, 2005

the Company has agreed to make loans to the joint venture entity in the maximum principal amount of $0.75 million. The entity is managed by a Board of Managers composed of two individuals designated by the Company, and two individuals designated by the Company’s joint venture partner.

In order to assist this first joint venture franchisee to open its first restaurant, the Company decided to make additional loans to the joint venture, and as of December 26, 2004, the Company had advanced a total of $2 million to the joint venture. These loans funded most of the investment in the building and equipment, and the start-up and operating losses incurred since the restaurant’s opening on November 3, 2004. Although we are not obligated to do so, the Company is likely to fund future operating losses. The Company will receive all operating profits until its loans are repaid.

Under FIN 46(R), the joint venture is a variable interest entity, as it does not have sufficient equity to fund its operations. The joint venture partner is an individual who has neither the obligation nor the ability to contribute his proportionate share of expected future losses. Such losses will require additional financial support from the Company. Since the Company bears a disproportionate share of the financial risk associated with the joint venture, it is deemed to be the primary beneficiary of the joint venture, and in accordance with FIN-46(R) must consolidate the joint venture in its financial statements. The Company intends to more fully explain these financial arrangements in future filings.

Property and Equipment, page 45

4.	We note you include one renewal period for all equipment under capital leases. Please explain how one renewal period for all your equipment under capital lease is “reasonably assured” as defined under FAS 13.

Response: Upon review of Note 1, the Company has identified an unintended typographical error. The Company’s capitalized equipment leases do not provide for renewal periods, and equipment under capitalized leases is amortized to its expected value to the Company at the end of the base lease term. The Company will correct the typographical error in future filings.

Managing Partner Program for Stoney River, page 45

5.	Please explain to us both how you are accounting for the managing partner program and the reason your accounting is appropriate. As part of your response, address the accounting for any periodic payments made under the program and the accounting for the buyback of the investment. In addition, provide us an analysis of the significant terms and characteristics of the equity interests that are being issued. Finally, provide an accounting policy for your program in future filings.

Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 5, 2005

Response: The Company has established a “managing partner program” for the general managers of its Stoney River restaurants pursuant to which each general manager had the opportunity to acquire a 6% interest in the limited liability company that owns the restaurant that the general manager manages in exchange for a capital contribution to that subsidiary. The general managers at four of the six Stoney River restaurants each acquired a 6% interest in their restaurant for a capital contribution of $25,000. Upon the fifth anniversary of the general manager’s capital contribution to the subsidiary, the Company has the option, but not the obligation, to purchase the general manager’s 6% interest for fair market value. Under the terms of the agreements between the Company and each managing partner, fair market value would be determined by negotiations between the parties. If such negotiations did not result in an agreement on value, a third-party appraisal process would be used to determine fair market value.

On a quarterly basis, the managing partner receives an allocation and distribution of 6% of the operating profit of his or her restaurant. Upon termination, a general manager’s interest would be repurchased by the Company at the value of the general manager’s Capital Account. “Capital Account”, under the terms of the agreements between the Company and each managing partner, is generally based on the general manager’s capital contributions plus respective allocations of the operating profit of his or her restaurant as described above less distributions to the respective general manager. Otherwise, the general managers may not withdraw or receive a return of contributions.

The managing partner’s minority interest, which totals $100,000 for the four managing partners, is recorded on the Company’s Consolidated Balance Sheet as other long term liabilities. The quarterly profit distributions to the managing partners are recorded on the Company’s Consolidated Statement of Earnings as a minority interest in earnings, which is consolidated in the General and Administrative Expense line. To date, the Company has not purchased any interest from a managing partner. In the event we choose to do so, we would account for the transaction using the purchase method as proscribed for the repurchase of minority interests by paragraphs 14 and A5 of Statement of Financial Accounting Standards No. 141, “Business Combinations”. In view of the contractual arrangements governing the managing partners’ equity interests, the Company believes that its current and anticipated accounting treatment is appropriate. The Company intends to more fully describe the nature of these arrangements and its accounting for them in future filings.

Note 17: Litigation and Contingencies, page 63

6.	Please explain to us the defenses that you have with respect to the Hepatitis A outbreak litigation.

Response: As disclosed in Item 3 of the Company’s Form 10-K for the fiscal year ended 2004, “Each of the Knox County Health Department, the Centers for Disease Control and Prevention and the Food and Drug Administration have tentatively associated the

Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 5, 2005

outbreak of the hepatitis A virus to eating green onions (scallions).” The report of the Centers for Disease Control and Prevention further states that the green onions were most likely contaminated with the Hepatitis A virus prior to delivery to the Company’s restaurant. The Knox County Health Department has indicated that the Company’s employees appear to have done what they were supposed to do with respect to washing the produce. Given these findings, the Company’s primary defense of this litigation is that the responsibility for the outbreak rests primarily with the producer and the parties in the chain of supply of the green onions, and not with the Company.

Given the number of cases, which involve numerous different facts and allegations by the plaintiffs, the Company may assert numerous different defenses based on the individual allegations. The Company does not believe detailed disclosure of the numerous defenses it may assert in any individual suit is material to an investor or disclosure of the type contemplated in this situation under Item 103 of Regulation S-K.

7.	Tell us the amount of insurance coverage that you have available for each individual asserted and unasserted Hepatitis A outbreak claim.

Response: The Company does have liability insurance for the claims relating to the Hepatitis A incident. The Company does not believe that the omission of disclosure regarding the amount of insurance coverage is material or is disclosure of the type contemplated in this situation under Item 103 of Regulation S-K. The disclosure of this information to existing and potential plaintiffs, however, could adversely affect the Company’s ability to settle claims on acceptable terms.

8.	Revise future filings to address your response to the two preceding comments.

Response: For the reasons set forth in the Company’s responses to the two preceding comments, the Company does not propose to amend its disclosure in future filings relating to its defenses or amount of available insurance relating to the Hepatitis A incident.

As you requested in the Comment Letter, I acknowledge on behalf of the Company that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 5, 2005

Please do not hesitate to contact me if you have any questions or further comments.
Sincerely,

Lawrence E. Hyatt Chief Financial Officer